UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Mechel Reports 3Q2020 and 9M2020 Operational Results

Moscow, Russia – 19 November 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 3Q2020 and 9M2020 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results.

“In 3Q2020, the coal market began gradual recovery after the first wave of the coronavirus epidemic, which had key importer states introduce various limitations while our customers among steelmaking corporations temporarily halted their facilities and corrected their annual plans for steel output. Mechel’s subsidiaries have mined a total of 4.3 million tonnes of coal in this accounting period, with the 7-percent slump due to a planned decrease in mining caused by a face transfer at V.I. Lenina Underground Mine and major overhauls at our washing plants. At the same time, over 9M2020 our company demonstrated positive dynamics in sales of all our coal products.

“The overall decrease of coking coal concentrate by 12% was due to a slump in shipments to the domestic market and redirecting our volumes to the more profitable Asian markets. In 3Q2020 sales of coking coal concentrate to Asia Pacific went up by 11% quarter-on-quarter.

“We have nearly doubled PCI supplies to South Korean customers, which upheld the overall sales volumes for this product at the previous quarter’s level as demand in China and Japan has slumped. As for the 9M2020 result, the 58-percent hike is due to the increase in Southern Kuzbass Coal Company’s PCI output and our PCI sales to Asia.

“The increase in Southern Kuzbass Coal Company’s anthracite output also had a positive impact on our sales dynamics both in Europe and in Asia. Most of our anthracite has been sold to Japan and South Korea, which are the premium markets for this product. Anthracite sales went up by 9% quarter on quarter and by 72% in 9M2020 year on year.

“In 3Q2020, in order to meet our contractual obligations, we redirected some of our thermal coal from Asia to the domestic market. In addition, we have signed a long-term contract for supplies of thermal coal to Turkey ahead of the heating season. Thermal coal sales went up 2% quarter on quarter, and by 16% in 9M2020 year on year.

“Iron ore concentrate sales went up by 29% in 3Q2020 due to increased output at Korshunov Mining Plant in summer. The plant’s iron ore concentrate is chiefly intended for our own Chelyabinsk Metallurgical Plant.

“Increased coke exports had a positive impact on the overall coke sales, which demonstrated a 6-percent growth quarter on quarter. Moreover, several coke shipments intended for clients in Central and Eastern Europe are still waiting in Ust-Luga port, which will improve the fourth quarter’s sales dynamics.

“Mechel Group’s steel division in 3Q2020 decreased output of pig iron by 5% and steel by 8% due to equipment overhauls at Chelyabinsk Metallurgical Plant. At the same time, the decrease in steel output mostly affected the least profitable, regular long rolls, while output of the universal rolling mill’s most profit-making product, beams, went up in volume.

“The coronavirus pandemic made its own adjustments to operations of Russian companies which noted following the spring crisis that new opportunities for import substitution have sprung up as several industry sectors increased demand for specialized high-quality products. Infrastructure construction also registered such growth. All such projects uphold the domestic demand for steel products and ensure good perspectives for our facilities which are oriented more toward domestic markets. I should note that export markets have also revived in the third quarter (including Europe and the CIS). Nevertheless, due to the coronavirus the current situation remains uncertain, and new factors may yet appear that will require us to amend our forecasts and appraisals.

“In this accounting period we have shipped off a jubilee three-millionth tonne of rolls from the universal rolling mill — it consisted of 100-meter rails for Russian Railways. The mill’s product range continues to actively expand with production of 80 new profile sizes mastered, including many profile types never before produced in Russia.

“The third quarter saw a revival of business activities both in Russia and abroad, which had its positive impact on demand and steel sales. Overall, sales of long rolls remained on the previous quarter’s level as sales of construction products made at the universal rolling mill went up by 28% and stainless long rolls by 13%. Sales of rolled flats demonstrated similar figures. The overall level of sales did not change quarter on quarter, but sales of high-margin stainless products went up by 4%. It is important to note that as a result of 9M2020 we managed to gain profit from sales of rolled longs and flats despite tough limitations caused by COVID-19, that were imposed in the end of 1Q2020 and throughout the second quarter.

“The decrease in ferrosilicon output and sales by 13% quarter on quarter was due to ongoing equipment repairs at Bratsk Ferroalloy Plant.

“The 10-percent increase of hardware sales compared to the previous quarter was primarily due to increased orders for Beloretsk Metallurgical Plant’s wire from construction and furniture companies once the quarantine limitations were lifted.

“The gradual revival of demand from engineering producers and steel trading service centers helped increase forging sales by 2% in 3Q2020 quarter on quarter. As a result of shrinking shipment volumes in our country, demand for new wagons sank, with demand for railroad axles diminishing accordingly, which in its turn had its impact on sales of Urals Stampings Plant’s stampings — they slumped by 17% quarter on quarter.

“The five-percent decrease in electricity generation in 3Q2020 quarter on quarter was due to planned equipment repairs. A decrease in heat generation is seasonal in character.”

Production:

Product Name	9M2020, thousand tonnes	9M2019, thousand tonnes	%	3Q2020, thousand tonnes	2Q2020, thousand tonnes	%
Run-of-Mine Coal	13,131	10,195	+29	4,274	4,578	-7

Pig Iron	2,646	2,530	+5	862	912	-5

Steel	2,654	2,750	-3	852	926	-8
Electric power generation (thousand kWh)	2,295,497	2,496,108	-8	687,474	723,670	-5
Heat power generation (Gcal)	3,388,154	3,673,344	-8	666,524	885,068	-25

Sales:

Product Name	9M2020, thousand tonnes	9M2019, thousand tonnes	%	3Q2020, thousand tonnes	2Q2020, thousand tonnes	%
Coking coal concentrate	4,487	4,277	+5	1,435	1,628	-12

Including coking coal concentrate supplied to third parties	3,241	3,023	+7	1,041	1,152	-10

PCI	1,473	935	+58	506	521	-3

Including PCI supplied to third parties	1,473	935	+58	506	521	-3

Anthracites	861	501	+72	309	284	+9

Including anthracites supplied to third parties	716	371	+93	283	221	+28

Thermal coal	2,857	2,457	+16	1,000	975	+2

Including thermal coal supplied to third parties	1,979	2,082	-5	705	655	+8

Iron ore concentrate	1,648	1,922	-14	606	470	+29
Including iron ore concentrate supplied to third parties	31	181	-83	15	9	+54
Coke	1,873	1,913	-2	643	607	+6

Including coke supplied to third parties	597	697	-14	227	171	+32

Ferrosilicon	47	52	-9	16	18	-13
Including ferrosilicon supplied to third parties	31	36	-15	9	13	-27

Long rolls	1,940	1,891	+3	645	647	0

Flat rolls	342	337	+1	109	109	0

Hardware	415	438	-5	148	134	+10

Forgings	31	32	-2	10	9	+2

Stampings	30	84	-64	3	4	-17

Universal rolling mill:

	9M2020, thousand tonnes	9M2019, thousand tonnes	%	3Q2020, thousand tonnes	2Q2020, thousand tonnes	%
Sales of rails	264	193	+37	50	99	-50
Sales of sections	228	213	+7	86	67	+28

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 19, 2020